Alice A. Pellegrino
Director

Merrill Lynch Investment
Managers, LP
Princeton Services, Inc.
General Partner

Administrative Offices
800 Scudders Mill Road
Plainsboro, New Jersey 08536

Mailing address:
P.O. Box 9011
Princeton, New Jersey 08543-9011

VIA ELECTRONIC FILING

September 15, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:      Division of Investment Management

Re:	Request for Withdrawal of Certain Registration Statements

Ladies and Gentlemen:

We hereby request withdrawal of the post-effective amendments to the registration statements on Form N-1A of each open-end registered investment company listed in Appendix A to this letter (each, an “Open-End Registrant”), each as filed with the Securities and Exchange Commission (the “Commission”) on the date set forth opposite the applicable Open-End Registrant’s name on Appendix A, together with the exhibits attached thereto. These post-effective amendments have not to date been declared effective. Each Open-End Registrant intends to update its registration statement on or before October 2, 2006, pursuant to a post-effective amendment filed with the Commission pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933.

We also hereby request withdrawal of the post-effective amendments to the registration statements on Form N-2 of each closed-end registered investment company listed on Appendix A to this letter (each a “Closed-End Registrant”), each as filed with the Commission on the date set forth opposite the Closed-End Registrant’s name on Appendix A, together with the exhibits attached thereto. These post-effective amendments have not to date been declared effective. Each Closed-End Registrant intends to file a supplement to its prospectus and statement of additional information included in its currently effective registration statement on or before October 2, 2006 pursuant to Rule 497(e) to update the prospectus and statement of additional information in certain respects.

Any questions or comments regarding this filing should be directed to Ellen W. Harris at (212) 839-5583 or Carol Whitesides at (212) 839-7316, both at the law firm of Sidley Austin LLP.

Sincerely, /s/ Alice A. Pellegrino Alice A. Pellegrino Secretary of each Registrant listed on Appendix A

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Appendix A

        Open-End Registrants

Fund Name	Securities Act of 1933 File No.	Investment Company Act of 1940 File No.	Date Filed

Merrill Lynch Equity Dividend Fund	33-14517	811-05178	August 23, 2006
Merrill Lynch Municipal Series Trust	33-8058	811-04802	August 31, 2006
Merrill Lynch Utilities and Telecommunications Fund, Inc.	33-37103	811-06180	August 23, 2006
Merrill Lynch Large Cap Series Funds, Inc.	333-89389	811-09637	August 4, 2006
Merrill Lynch California Municipal Series Trust	2-96581	811-04264	August 29, 2006
  Merrill Lynch Multi-State Municipal Series Trust
     Separate Registration Statements filed for the
      following Series:
     Merrill Lynch Florida Municipal Bond Fund
    Merrill Lynch New Jersey Municipal Bond Fund
    Merrill Lynch New York Municipal Bond Fund
Merrill Lynch Pennsylvania Municipal Bond Fund	2-99473	811-04375	August 29, 2006 August 23, 2006 August 25, 2006 August 24, 2006
Merrill Lynch World Income Fund, Inc.	33-42681	811-05603	August 31, 2006
Merrill Lynch Investment Managers Funds, Inc.	333-43552	811-10053	August 18, 2006

        Closed-End Registrants

Fund Name	Securities Act of 1933 File No.	Investment Company Act of 1940 File No.	Date Filed

Merrill Lynch Senior Floating Rate Fund, Inc	333-39837	811-05870	September 1, 2006
Merrill Lynch Senior Floating Rate Fund II, Inc.	333-52372	811-09229	September 1, 2006

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